Bradford & Bingley

02 MAY 21

Your re
In reply pleas

02034373

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Tel. 01274 806106

24 April 2002

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

dlw 5/29

Re 82-5154

Bradford & Bingley plc

Results of Annual General Meeting

At the Annual General Meeting of Bradford & Bingley plc on 23 April 2002 all the resolutions set out in the Notice of the meeting were approved by the shareholders.

The resolutions included the renewal of a general authorisation, first given to the Company in 2001, to make market purchases of its own shares up to a maximum of 68,200,000 ordinary shares (approximately 10% of the issued share capital).

End
23 April 2002

22 April 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday, 23 April 2001, it purchased for cancellation 100,000 of its ordinary shares on Monday, 22 April 2002 at a price of 327.78p per share.

END

19 April 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday, 23 April 2001, it purchased for cancellation 130,000 of its ordinary shares on Friday, 19 April 2002 at a price of 329.88p per share.

Further, a previous Purchase of Own Securities announcement dated Tuesday, 26 March 2002 incorrectly stated the purchase price for that day. As an amendment to that announcement, the purchase price should have read 304.26p and not 304.62p. Accordingly, on Tuesday, 26 March 2002, 255,000 ordinary shares were purchased at a price of 304.26p per share.

END

18 April 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday, 23 April 2001, it purchased for cancellation 130,000 of its ordinary shares on Thursday, 18 April 2002 at a price of 329.97p per share.

END

17 April 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday, 23 April 2001, it purchased for cancellation 150,000 of its ordinary shares on Wednesday, 17 April 2002 at a price of 330.66p per share.

END

16 April 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday, 23 April 2001, it purchased for cancellation 100,000 of its ordinary shares on Tuesday, 16 April 2002 at a price of 329.70p per share.

END

15 April 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday, 23 April 2001, it purchased for cancellation 50,000 of its ordinary shares on Monday, 15 April 2002 at a price of 328p per share.

END

11 April 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday, 23 April 2001, it purchased for cancellation 125,000 of its ordinary shares on Thursday, 11 April 2002 at a price of 319.94p per share.

END

10 April 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday, 23 April 2001, it purchased for cancellation 50,000 of its ordinary shares on Wednesday, 10 April 2002 at a price of 321.5p per share.

END

9 April 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday, 23 April 2001, it purchased for cancellation 170,000 of its ordinary shares on Tuesday, 9 April 2002 at a price of 324.42p per share.

END

8 April 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday, 23 April 2001, it purchased for cancellation 100,000 of its ordinary shares on Monday, 8 April 2002 at a price of 319.45p per share.

END

Re 02-5154

5 April 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday, 23 April 2001, it purchased for cancellation 150,000 of its ordinary shares on Friday, 5 April 2002 at a price of 319.19p per share.

END

Re 02-3134

4 April 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday, 23 April 2001, it purchased for cancellation 135,000 of its ordinary shares on Thursday, 4 April 2002 at a price of 313.26p per share.

END